Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For April 16, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

Allotment of Shares
On 13 April 2007 Gallaher Group Plc confirmed the allotment of 10,954 new 10p ordinary shares in the Company in respect of options that have been exercised under the Company’s Savings Related Share Option Scheme. The shares were allotted at the following prices:
2,117 shares at an option price of £3.67
5,378 shares at an option price of £4.43;
2,575 shares at an option price of £5.05;
792 shares at an option price of £5.59; and
92 shares at an option price of £7.22
The total number of Gallaher Group Plc shares in issue now stands at: 657,142,748 shares.

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
Name: Robin Miller
Date: April 16, 2007		Title: Deputy Company Secretary